UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 13, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AeroVironment, Inc.

File No. 1-33261 - CF#21634
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   AeroVironment, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on March 4, 2008.

   Based on representations by AeroVironment, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

     Exhibit 10.1   through December 31, 2011

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Rolaine S. Bancroft
          Special Counsel